Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Ball Corporation

Commission File No.:  001-07349

Subject Company: Ball Corporation

Commission File No.:  001-07349

February 19, 2015

Confidential This presentation contains “forward-looking” statements concerning future events and financial performance. Words such as “expects,” “anticipates,” “estimates” and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Key risks and uncertainties are summarized in filings with the Securities and Exchange Commission, including Exhibit 99 in our Form 10-K, which are available on our website and at www.sec.gov. Factors that might affect: a) our packaging segments include product demand fluctuations; availability/cost of raw materials; competitive packaging, pricing and substitution; changes in climate and weather; crop yields; competitive activity; failure to achieve productivity improvements or cost reductions; mandatory deposit or other restrictive packaging laws; customer and supplier consolidation, power and supply chain influence; changes in major customer or supplier contracts or loss of a major customer or supplier; political instability and sanctions; and changes in foreign exchange or tax rates; b) our aerospace segment include funding, authorization, availability and returns of government and commercial contracts; and delays, extensions and technical uncertainties affecting segment contracts; c) the company as a whole include those listed plus: changes in senior management; regulatory action or issues including tax, environmental, health and workplace safety, including U.S. FDA and other actions or public concerns affecting products filled in our containers, or chemicals or substances used in raw materials or in the manufacturing process; technological developments and innovations; litigation; strikes; labor cost changes; rates of return on assets of the company’s defined benefit retirement plans; pension changes; uncertainties surrounding the U.S. government budget, sequestration and debt limit; reduced cash flow; ability to achieve cost-out initiatives; interest rates affecting our debt; and successful or unsuccessful acquisitions and divestitures, including, with respect to the proposed Rexam PLC acquisition, the effect of the announcement of the acquisition on our business relationships, operating results and business generally; the occurrence of any event or other circumstances that could give rise to the termination of our definitive agreement with Rexam PLC in respect of the acquisition; the outcome of any legal proceedings that may be instituted against us related to the definitive agreement with Rexam PLC; and the failure to satisfy conditions to completion of the acquisition of Rexam PLC, including the receipt of all required regulatory approvals. Reconciliation of certain non-GAAP financial measures: Throughout this presentation, we will be discussing Free Cash Flow (FCF), Earnings Before Interest, Tax, Depreciation and Amortization (EBITDA) and comparable EBITDA, all of which do not conform to accounting principles generally accepted in the United States (GAAP). For additional information and the reconciliation of FCF, EBITDA and comparable EBITDA to the appropriate GAAP measure as required by the SEC Regulation G, please refer to the Appendix. 2

Confidential 3 This presentation may be deemed to be solicitation material in respect of the proposed acquisition of Rexam PLC (“Rexam”) by Ball Corporation (“Ball”), including the issuance of shares of Ball common stock in respect of the proposed acquisition. In connection with the foregoing proposed issuance of Ball common stock, Ball expects to file a proxy statement on Schedule 14A with the Securities and Exchange Commission (the “SEC”). To the extent Ball effects the acquisition of Rexam as a Scheme under United Kingdom law, the issuance of Ball common stock in the acquisition would not be expected to require registration under the Securities Act of 1933, as amended (the “Act”), pursuant to an exemption provided by Section 3(a)(10) under the Act. In the event that Ball determines to conduct the acquisition pursuant to an offer or otherwise in a manner that is not exempt from the registration requirements of the Act, it will file a registration statement with the SEC containing a prospectus with respect to the Ball common stock that would be issued in the acquisition. INVESTORS AND SECURITY HOLDERS OF BALL ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE ACQUISITION THAT BALL WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BALL, THE PROPOSED ISSUANCE OF BALL COMMON STOCK, AND THE PROPOSED ACQUISITION. The preliminary proxy statement, the definitive proxy statement, the registration statement/prospectus, in each case as applicable, and other relevant materials in connection with the proposed issuance of Ball common stock and the acquisition (when they become available), and any other documents filed by Ball with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by sending a request to: Investor Relations, Ball Corp., 10 Longs Peak Drive, Broomfield, CO 80021-2510. Ball and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Ball’s stockholders with respect to the proposed acquisition, including the proposed issuance of Ball common stock in respect of the proposed acquisition. Information about Ball’s directors and executive officers and their ownership of Ball’s common stock is set forth in Ball’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on February 24, 2014 and Ball’s proxy statement for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 13, 2014. Information regarding the identity of the potential participants, and their direct or indirect interests in the solicitation, by security holdings or otherwise, will be set forth in the proxy statement and/or prospectus and other materials to be filed with the SEC in connection with the proposed acquisition and issuance of Ball common stock in the proposed acquisition.

Confidential This document is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell, shares of Ball Corporation ("Ball") or Rexam PLC ("Rexam"). Further to the announcement by Ball of its offer to acquire the entire issued and to be issued share capital of Rexam (the “Offer"): (i) such Offer will be made pursuant to the terms of a circular to be issued by Rexam to its shareholders in due course setting out the terms and conditions of the Offer, including details of how to vote in respect of the Offer ("Circular"); and (ii) Ball will in due course publish a prospectus for the purposes of EU Directive 2003/71/EC (together with any applicable implementing measures in any Member State, the "Prospectus Directive") in relation to shares which will be issued by it in connection with the Offer ("Prospectus"). Any decision in respect of, or in response to, the Offer should be made only on the basis of the information in the Circular and the Prospectus. Investors are advised to read the Circular and the Prospectus carefully. This document is an advertisement and not a prospectus for the purposes of the Prospectus Directive. Accordingly, investors should not subscribe for, or purchase, any securities referred to in this document except on the basis of the information to be contained in the Prospectus, when published, which will be prepared in accordance with the Prospectus Directive. Copies of the Prospectus, when published, will be available from Ball's website at www.ball.com/investors. Neither the contents of Ball’s website, nor the contents of any other website accessible from hyperlinks on such websites, is incorporated herein or forms part of this document. No statement in this document is intended as a profit forecast or estimate of the future financial performance of Ball, Rexam or the combined group following completion of the Offer for any period unless otherwise stated. Furthermore, no statement in this document should be interpreted to mean that: (i) earnings or earnings per share for Rexam for the current or future financial years would necessarily match or exceed the historical published earnings or earnings per share for Rexam; or (ii) earnings or earnings per share for Ball for the current or future financial years would necessarily match or exceed the historical published earnings or earnings per share for Ball. Certain information included in this presentation has been sourced from third parties. Ball does not make any representations regarding the accuracy, completeness or timeliness of such third party information. Permission to cite such information has neither been sought nor obtained. 4

Confidential John A. Hayes Chairman, President and CEO Scott C. Morrison Senior Vice President and CFO 5

Confidential • Complementary global plant network and customer base • Strong cultural compatibility • Addresses evolving packaging industry dynamics • Significant value creation through realization of cost saving synergies and efficiencies • Enhanced free cash flow profile • Financially attractive to both companies’ shareholders • Revenue: ~$15 billion • Adjusted EBITDA: $2.4 billion* • Annual run-rate synergies: ~$300 million • Relevant positions in key markets on five continents • >80% focused on metal beverage containers Creation of Unique Global Metal Packaging Manufacturer Leveraging Plants, Products and People to Better Serve our Customers NOTE: Rexam financials converted to USD at 1.54x (USD / GBP) *includes estimated $300 million of annual run-rate synergies from end of third year of combined operations. 6

Confidential Founded: 1880 Employees: 14,500 Businesses: Metal packaging and Aerospace Headquarters: Broomfield, Colo. USA NYSE Listed: BLL: BLL What five brothers started more than 135 years ago, proudly continues today. A reputation for quality. A legend of service. A history of innovation. 7 William C. Ball, Frank C. Ball, Edmund B. Ball, George A. Ball, and Lucius L. Ball (seated) 1893

Confidential 10-year Ball Stock Performance vs. Key Indices Delivering quarterly cash dividends since 1973 8 -100% -50% 0% 50% 100% 150% 200% 250% Ball S&P 500 FTSE 100 +240% +74% +36% February 2005 February 2010 February 2015

Confidential 83% 10% 7% ~$15 billion Revenue Global Metal Beverage Global Metal Food & Household Aerospace 86% 9% 5% ~$2.4 billion Adjusted EBITDA* Diverse Product Portfolio; Highly Cash Generative 9 NOTE: Rexam financials converted to USD at 1.54x (USD / GBP) *includes estimated $300 million of annual run-rate synergies from end of third year of combined operations.

Confidential 10 These logos may be registered trademarks of their respective owners.

Confidential Enables Regional and Brand Mix Shift to Cans from Other Substrates Broadens Employee Career Opportunities Increases Access to Specialty Packages for All Customers Leverages Supply Chain Efficiencies Partners in Sustainability Serving Communities and Respecting the Environment 11

Confidential Maximizing value in our existing businesses Expanding into new products and capabilities Aligning ourselves with the right customers and markets Broadening our geographic reach Leveraging our know-how and technology expertise Aligns with Our Drive for 10 Strategic Levers Plant Efficiencies Freight / Warehousing Specialty Cans Aluminum Bottles Beer CSD Latin / Central America Africa / Middle East Sustainability Leaders Printing Energy Drinks Craft Beer / Wine North America Europe Light Weighting R & D / Innovation Fixed Costs Ends / Closures Tea / Sparkling Water Asia End Technology New Processes 12

Confidential Fuels Our Financial Strategy and Increases EVA$® $264 $397 2010 2014 EVA$ represents ROIC greater than WACC EVA$ millions Over a Growing Invested Capital Base $4.3 billion $5.1 billion 13 Economic Value Added (EVA®) is the amount of return generated on the company’s average invested capital greater than the company’s weighted average cost of capital. EVA dollars grow when higher returns are generated over a larger average invested capital base. EVA metrics are the basis for Ball’s disciplined capital allocation process; targeting at least 9 percent after-tax returns on an investment within a three year period. There is a strong correlation between increasing EVA dollars generated year-over-year and appreciation in the share price over time.

Confidential 44% General and Administrative 22% Freight, Logistics and Warehousing 2% Best Practices Process and Efficiencies Provides ~$300 million in Value Creating Synergies 32% Sourcing Metal, Other Direct Materials and Indirect 14

Confidential *Estimated timeline; actual schedule dependent on regulatory approvals and closing of transaction. Closing Execute on Synergies Deleverage Balance Sheet Share Repurchases Regulatory Approvals Maximize Existing Operations Generate EVA Generate Cash and Grow EPS 2015 2016 2017 2018 Pay Quarterly Cash Dividend 15

Confidential Total Enterprise Value • £5.4 billion ($8.4 billion) Form of Consideration • Value of 610p per share* composed of 407p in cash and 0.04568 in new Ball shares Synergies • ~$300 million annual synergies by 2018 Financing • Fully committed debt financing Financial Impact • EPS, cash flow and EVA accretive Estimated Closing • First half 2016 Ball has Offered to Acquire 100% of the Issued Share Capital of Rexam for £4.3 billion 16 NOTE: Rexam financials converted to USD at 1.54x (USD / GBP) *based on Ball’s 90-day VWAP of $68.23 as of February 17, 2015.

Confidential 17 VALUATION 12/31/2014* EV/Revenue 1.39x EV/Adjusted EBITDA** 7.1x Premium to Current Share Price*** 36.3% DEAL METRICS (in $ millions) 12/31/2014* Equity Value $6,617 Enterprise Value (EV)**** $8,364 Revenue $6,026 EBITDA $880 Adjusted EBITDA** $1,180 NOTE: Rexam financials converted to USD at 1.54x (USD / GBP) *financials pro forma for UAC and Envases acquisitions. **includes estimated $300 million of annual run-rate synergies from end of third year of combined operations. ***premiums based on Rexam’s unaffected share price as of February 4, 2015. ****enterprise value reflects adjustments for Rexam’s net debt, non-controlling interest and investments in associates.

Confidential • Acquisition financing consists of a £3.3 billion unsecured bridge loan agreement, a $3 billion multicurrency revolving credit facility and $2.2 billion of new equity* • Pro forma for the acquisition 2015E Net Debt / EBITDA** would be approximately 4.5x • Committed to rapid deleveraging via strong free cash flow generation • Post closing, target of reducing leverage to levels in the range of 3.0x net debt to EBITDA by 2018 18 NOTE: Rexam financials converted to USD at 1.54x (USD / GBP) *based on Ball’s 90-day VWAP of $68.23 as of February 17, 2015. **assumes no Ball share repurchases in 2015.

Confidential 2008 $321MM 2007 $440MM 2006 $183MM 2005 $267MM 2004 $340MM 2011 $505MM 2010 $506MM 2009 $373MM 2012 $548MM 2013 $461MM 2014 $622MM *Free Cash Flow defined as cash flow from operations minus capital expenditures. Over $4.5 Billion of Free Cash Flow* Generation Since 2004 19

Confidential 0 0.5 1 1.5 2 2.5 3 3.5 4 4.5 5 $0 $100 $200 $300 $400 $500 $600 $700 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2002 Schmalbach Acquisition 1998 Reynolds Acquisition 2006 US Can Acquisition 2009 AB InBev Acquisition (Bar Equals Total Free Cash Flow $ in Millions) (Leverage Ratio) Cash Flow Directed to Net Share Repurchases Net Debt / EBITDA 20

Confidential $2.33 $2.73 $3.01 $3.28 $3.88 2010 2011 2012 2013 2014 Comparable Diluted EPS Adhering to Our Value Creation Model and Executing Our Drive for 10 Vision Generates 10-15% EPS Growth Over the Long-Term The Acquisition of Rexam is Additive to Our Long-Term EPS Goal 21 2010 and 2012 comparable diluted EPS reflect revisions related to tax adjustments disclosed in the company’s second quarter 2014 Form 10-Q.

Confidential • Aligns with Ball’s Drive for 10 Vision • Fuels long-standing financial strategy of growing EPS, cash flow and EVA$ • Offers significant, achievable synergies and efficiencies • Leverages complementary product lines and company cultures • Addresses evolving packaging industry dynamics • Creates long-term shareholder value • Strengthens the Ball family and its stakeholders 22

Confidential 23

Confidential 24

Confidential ($ in millions) 2002 2003 2004 2005 2006 2007 2008 2009 Cash flow from operating activities $452 $364 $536 $559 $401 $673 $628 $560 Capital spending (158) (137) (196) (292) (280) (309) (307) (187) Proceeds for replacement of fire-damaged assets 61 49 Incremental pension funding, net of tax 27 Add back withholding tax payment related To the acquisition of Ball Packaging Europe 138 Free Cash Flow* $294 $365 $340 $267 $183 $440 $321 $373 2010 2011 $515 $948 (250) (444) $506 $505 2012 $853 (305) $548 2013 $839 (378) $461 25 Free cash flow defined as cash from operations less capital expenditures, adjusted for other items that affect comparability between periods (2003 – withholding tax payment related to a business acquisition; 2006 and 2007 – property insurance proceeds; 2007 – incremental U.S. pension contribution of $27 million, net of tax; 2008 includes $70 million legal settlement). Historical figures include results of discontinued plastic operations. *2010 excludes the impact of $250 million A/R securitization coming on the balance sheet effective January 1, 2010 due to revised accounting pronouncement and includes capital expenditures associated with Brazilian joint venture since 3Q 2010. Certain years may not foot due to rounding. 2014 $1,013 (391) $622 25

Beer and CSD Customers Self- Supply and Sponsor Entry Merger Reduces Freight Costs to Serve Customers Locally These and Other Synergies Result in Lower Prices to Customers Understanding the Transaction

Local Competition Shipping Costs are Very Significant Complementary Footprints Limited Overlaps and Lowered Freight Costs Powerful Customers History of Self- Supply and Sponsored Entry Multiple Substrates Plastic (PET) and Glass Substantial Efficiencies Marginal Cost Reductions Transaction will Lower Price

Complementary Global Footprints Ball Only Rexam Only Can Plant Locations Ball but not Rexam is in China, US Northeast, Florida, Benelux, and Serbia. Rexam but not Ball is in India, US Pacific Northwest, Russia, and Scandinavia.

Global Beverage Packaging: Nearly 1.5 trillion units annually Plastic/PET 31% Glass 33% Other 15% Cans 21%

Shipping Empty Cans is Inefficient and Expensive Complementary Footprints of Ball and Rexam Plants Reduced Shipping Distances Lower Prices for Customers Serving Customers Better Locally Material Costs 68% Conversion Costs 26% Freight Cost 6% Cost Breakdown of Aluminum Can Freight Substantially Higher for Distant Customers

Serving Customers Better if we don’t, they may increase internal production • Customers already produce 20 billion cans annually in North America • AB InBev in US supplies 45% of its own needs through wholly-owned MCC • Integrated customers own large, industry-leading plants • Customers can maximize efficiency with wall-to-wall plants Global Average 1.4 billion cans North American Plants (Ball, Crown & Rexam) 2.2 billion cans Customer-Owned North American Plants 3 billion cans Average Plant Size

Entry is Occurring Customers Support Entry with Long Term Contracts Sponsored Entry of Can-Pack S.A. in UK by Major Customers Under Construction: Helvetia Packaging plant, Saarlouis, Germany Caribbean Can Manufacturing Company Opens in Puerto Rico: Coke bottler is JV partner Numerous Entrants in China

Additional Information and Where to Find It This presentation may be deemed to be solicitation material in respect of the proposed acquisition of Rexam PLC (“Rexam”) by Ball Corporation (“Ball”), including the issuance of shares of Ball common stock in respect of the proposed acquisition. In connection with the foregoing proposed issuance of Ball common stock, Ball expects to file a proxy statement on Schedule 14A with the Securities and Exchange Commission (the “SEC”). To the extent Ball effects the acquisition of Rexam as a Scheme under United Kingdom law, the issuance of Ball common stock in the acquisition would not be expected to require registration under the Securities Act of 1933, as amended (the “Act”), pursuant to an exemption provided by Section 3(a)(10) under the Act. In the event that Ball determines to conduct the acquisition pursuant to an offer or otherwise in a manner that is not exempt from the registration requirements of the Act, it will file a registration statement with the SEC containing a prospectus with respect to the Ball common stock that would be issued in the acquisition. INVESTORS AND SECURITY HOLDERS OF BALL ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE ACQUISITION THAT BALL WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BALL, THE PROPOSED ISSUANCE OF BALL COMMON STOCK, AND THE PROPOSED ACQUISITION. The preliminary proxy statement, the definitive proxy statement, the registration statement/prospectus, in each case as applicable, and other relevant materials in connection with the proposed issuance of Ball common stock and the acquisition (when they become available), and any other documents filed by Ball with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC at Ball’s website, www.ball.com, or by contacting our Investor Relations department in writing at 10 Longs Peak Drive, P.O. Box 5000, Broomfield, CO 80021. Ball and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Ball’s stockholders with respect to the proposed acquisition, including the proposed issuance of Ball common stock in respect of the proposed acquisition. Information about Ball’s directors and executive officers and their ownership of Ball’s common stock is set forth in Ball’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on February 24, 2014 and Ball’s proxy statement for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 13, 2014. Information regarding the identity of the potential participants, and their direct or indirect interests in the solicitation, by security holdings or otherwise, will be set forth in the proxy statement and/or prospectus and other materials to be filed with the SEC in connection with the proposed acquisition and issuance of Ball common stock in the proposed acquisition.

Forward-Looking Information This presentation contains “forward-looking” statements concerning future events and financial performance. Words such as “expects,” “anticipates,” “estimates” and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Key risks and uncertainties are summarized in filings with the Securities and Exchange Commission, including Exhibit 99 in our Form 10-K, which are available on our website and at www.sec.gov. Factors that might affect: a) our packaging segments include product demand fluctuations; availability/cost of raw materials; competitive packaging, pricing and substitution; changes in climate and weather; crop yields; competitive activity; failure to achieve productivity improvements or cost reductions; mandatory deposit or other restrictive packaging laws; customer and supplier consolidation, power and supply chain influence; changes in major customer or supplier contracts or loss of a major customer or supplier; political instability and sanctions; and changes in foreign exchange or tax rates; b) our aerospace segment include funding, authorization, availability and returns of government and commercial contracts; and delays, extensions and technical uncertainties affecting segment contracts; c) the company as a whole include those listed plus: changes in senior management; regulatory action or issues including tax, environmental, health and workplace safety, including U.S. FDA and other actions or public concerns affecting products filled in our containers, or chemicals or substances used in raw materials or in the manufacturing process; technological developments and innovations; litigation; strikes; labor cost changes; rates of return on assets of the company’s defined benefit retirement plans; pension changes; uncertainties surrounding the U.S. government budget, sequestration and debt limit; reduced cash flow; ability to achieve cost-out initiatives; interest rates affecting our debt; and successful or unsuccessful acquisitions and divestitures, including, with respect to the proposed Rexam PLC (“Rexam”) acquisition, the effect of the announcement of the acquisition on our business relationships, operating results and business generally; the occurrence of any event or other circumstances that could give rise to the termination of our definitive agreement with Rexam in respect of the acquisition; the outcome of any legal proceedings that may be instituted against us related to the definitive agreement with Rexam; and the failure to satisfy conditions to completion of the acquisition of Rexam, including the receipt of all required regulatory approvals.